UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-184152

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

(Exact name of registrant as specified in its charter)

Freier Platz 10

8200 Schaffhausen, Switzerland

41-52-630-48-00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Flow Control Retirement Savings and Investment Plan

(Title of each class of securities covered by this Form)

Plan Interests in the Pentair, Inc. Retirement Savings and Stock Incentive Plan

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

        On December 31, 2013, the Flow Control Retirement Savings and Investment Plan (the “Merged Plan”) was merged into the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Pentair Plan”). As a result, the Merged Plan ceased to exist and the interests in the Merged Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, as amended, the Pentair Plan has filed this Form 15 as successor in interest to the Merged Plan to reflect the suspension of the Merged Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as successor to the Flow Control Retirement Savings and Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN (AS SUCCESSOR TO THE FLOW CONTROL RETIREMENT SAVINGS AND INVESTMENT PLAN)

Date: March 10, 2014	By:	/s/ Angela D. Lageson
Angela D. Lageson
Senior Vice President, General Counsel and Secretary